# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Post Holdings, Inc., CIK 0001530950
CUSIP: 737446104
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2503 S. Hanley Rd, St. Louis, Missouri (MO), 63144
Date of event which requires filing of this statement: 10/15/2025
Amends the filing with accession number 0001530950-25-000082
Filed by CIK 0001052058
Persons authorized to receive notices and communications: William P. Stiritz, 790 Briar Hill Road, Belleville, Illinois (IL), 62223, 618-398-7781

## Reporting persons
- William P. Stiritz (CIK 0001052058): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 4,498,836; shared voting power 384,132; sole dispositive power 4,498,836; shared dispositive power 384,132; aggregate amount beneficially owned 4,882,968 (9.3% of the class)
  Comment: The percent ownership information included on line 13 above in this Amendment No. 3 to Schedule 13D is based on 52,604,677 shares of Common Stock, par value $0.01 per share, of Post Holdings, Inc., a Missouri corporation (the "Issuer"), issued and outstanding as of October 15, 2025, according to information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Post Holdings, Inc.
Address of issuer's principal executive offices: 2503 S. Hanley Rd, St. Louis, Missouri (MO), 63144
Comment: EXPLANATORY NOTE - This Amendment No. 3 to Schedule 13D relates to the Schedule 13D filed by William P. Stiritz (the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on December 1, 2016 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 22, 2021 ("Amendment No. 1") and Amendment No. 2 to Schedule 13D filed with the SEC on February 14, 2025 ("Amendment No. 2" and the Initial Schedule 13D as amended by Amendment No. 1 and Amendment No. 2, the "Schedule 13D"), and amends the Schedule 13D as specifically set forth herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(e) of the Schedule 13D are hereby amended and restated as follows: As of the date hereof, the Reporting Person beneficially owns, in the aggregate, 4,882,968 shares of Common Stock of the Issuer (the "Common Stock"), representing approximately 9.28% of the Issuer's outstanding shares of Common Stock.
The Reporting Person beneficially owns shares of Common Stock of the Issuer directly (4,329,467 shares) and through The Wildwood Trust, of which the Reporting Person is Trustee (169,369 shares), and through his spouse, Susan Stiritz (384,132 shares).
Number of shares as to which each person has sole or shared power to vote or dispose:
The number of shares as to which there is sole power to vote or to direct the vote is 4,498,836. The number of shares as to which there is the shared power to vote or to direct the vote is 384,132. The number of shares as to which there is sole power to dispose or to direct the disposition is 4,498,836. The number of shares as to which there is shared power to dispose or to direct the disposition is 384,132. The Reporting Person shares voting and disposition rights with his spouse with respect to 384,132 shares.
Susan Stiritz's address is 790 Briar Hill Road, Belleville, Illinois 62223. Mrs. Stiritz is retired and is a professor of practice emeritus at Washington University in St. Louis, One Brookings Drive, St. Louis, Missouri 63130. During the last five years, Mrs. Stiritz has not been convicted in a criminal proceeding. During the last five years, Mrs. Stiritz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws. Mrs. Stiritz is a citizen of the United States.
Transactions in the class effected during the past sixty days:
Other than the following, the Reporting Person has effected no transactions in the Common Stock of the Issuer within the past sixty days:
On August 19, 2025, the Reporting Person purchased 36,000 shares of Common Stock of the Issuer in the open market for $109.53 per share.
Other persons with the right to receive dividends or sale proceeds: Except for the Reporting Person's spouse, no person other than the Reporting Person has the right to receive dividends on, and any proceeds from the disposition of, any shares of Common Stock reported as owned by him in this Item 5 above.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- William P. Stiritz: /s/ William P. Stiritz, William P. Stiritz (10/15/2025)